SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

VIA EDGAR	August 11, 2010

Re:	People’s United Financial, Inc.
Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of People’s United Financial, Inc., a Delaware corporation (“People’s United”), we hereby submit for filing by electronic transmission a Registration Statement on Form S-4 with respect to registration under the Securities Act of 1933, as amended (the “Securities Act”), of common stock, par value $0.01 per share, of People’s United issuable in the proposed merger of Smithtown Bancorp, Inc. with and into People’s United.

The $2,042.45 registration fee, calculated pursuant to Rules 457(c) and 457(f) under the Securities Act, has been transmitted by wire transfer of immediately available funds to the Securities and Exchange Commission’s lockbox depository for credit to People’s United’s account.

If you have any questions with respect to the foregoing, please call Lee Meyerson (212) 455-3675 or Elizabeth Cooper (212) 455-3407 of this firm.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP